[QUICK LAW GROUP LETTERHEAD]

March 28, 2014

Maryse Mills-Apenteng, Esq.

Mitchell Austin, Esq.

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	Domain Media Corp. Amendment No. 2 to Registration Statement on Form 10 Filed March 28, 2014 File No. 000-55130

Dear Ms. Mills-Apenteng and Mr. Austin:

Thank you for your comment letter of March 21, 2014 regarding the Registration Statement on Form 10 of Domain Media Corp. (the “Company”).  Based on your comments, the Company has filed Amendment No. 2 to the Registration Statement on Form 10 (the “Amendment”).  Please see the Company’s responses below as they relate to the comment letter and the Amendment.

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Business, page 3

1.

Please include a discussion of the material terms of the conflicts of interest agreement you have entered into with Mr. Kern in this section.

Response:  The Amendment has been revised on page 8 to address this comment.

Corporate Information, page 8

2.

Please disclose whether you own or lease your principal executive offices.  If you lease the property, please disclose the material terms of the lease and tell us what consideration you gave to filing the lease agreement as an exhibit to the registration statement.  Refer to Item 102 of Regulation S-K.

Response:  The Amendment has been revised on page 8 to address this comment.

3.

Please expand the discussion of your advisory board to identify the persons and/or entities serving on the board and the function of the board.  Disclose any fee arrangements or understandings with regard to compensation between members of the advisory board and Domain Media.

Response:  The Amendment has been revised on page 9 to address this comment.

Intellectual Property, page 7

4.

Please revise to discuss the material terms of the confidentiality and invention assignment agreements you have entered into with Mr. Kern.

Response:  The Amendment has been revised on page 7 to address this comment.

Risk Factors

Risks Related to Our Business, page 8

5.

Please remove the reference to your registration statement as an offering circular.

Response:  The reference has been removed in the Amendment.

“Most of our competitors, which include well known websites like Demand Media, Facebook…,” page 9

6.

We note that in response to prior comment 6 you have removed references to Yahoo!, AOL and other companies not directly comparable in size or other meaningful ways to your business.  Please similarly revise the subheading and the body of this risk factor to remove the names of companies with which you do not directly compete such as Facebook, Yahoo!, MSN and the like.

Response:  The Amendment has been revised on page 10 to address this comment, however, we note one reference to Facebook inadvertently remains in the subheading.

“WE will become subject to the periodic reporting requirements of Section 12 of the Exchange Act…,” page 12

7.

Please update this risk factor to reflect your current status as a Section 12 reporting company.

Response:  The Amendment has been revised on page 13 to address this comment.

Directors and Executive Officers, page 28

8.

We note your statement that the information you provide under this heading is current as of May 13, 2013.  Please revise to provide current information.

Response:  The Amendment has been revised on page 29 to address this comment.

9.

The business description for Mr. Bonghi should describe his business expertise and responsibilities during the past five years.  The listing of websites and clients you have provided does not appear to be appropriate or responsive to Item 401(e)(1) of Regulation S-K.  In this regard, please be advised that when you include an inactive uniform resource locator, or URL, to a website that is not your own, the information on that website must also be filed as part of your document.  See Footnote 41 to SEC Release No. 33-7856.  Please revise accordingly.

Certain Relationships and Related Transactions, And Director Independence, page 30

Response:  The Amendment has been revised on page 30 to address this comment.

10.

We note your response to prior comment 24.  Please revise this section to identify Mr. Kern as a promoter and to provide the information required by Items 404(c)(1)(i) and (ii) of Regulation S-K.

Response:  The Amendment has been revised on page 32 to address this comment.

11.

This section should address related party transactions in excess of 1% of your total assets at years end for the last two completed fiscal years.  In this regard, it appears that the issuance of common stock to Mr. Bonghi should be described here.

Response:  The Amendment has been revised on page 32 to address this comment.

12.

It appears you have not disclosed here the unregistered issuance of 20,000,00 shares of common stock to Mr. Kern as payment in connection with the acquisition of Domain Media, LLC.  Please revise or advise.

Response:  The Amendment has been revised on page 33 to address this comment.

______________________________

The Company and the undersigned strive to provide the best possible disclosure to the investing public.  We hope the above responses and the revised disclosure in the Amendment have addressed appropriately all of the Staff’s comments.  Should you require any further information or have any questions, please feel free to call the undersigned, Jeffrey M. Quick, at (720) 259-3393.

Sincerely,

/s/ Jeffrey M. Quick

Quick Law Group PC